EXHIBIT 99.1
NEVORO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008

Introduction

This Management’s Discussion and Analysis (“MD&A” For Nevoro Inc. (“the Company”) is for the three and six month periods ended June 30, 2008. Readers are advised to read it in conjunction with the unaudited interim consolidated financial statements of Nevoro Inc. for the fiscal periods referred to herein. The Company’s reporting currency is the U.S. dollar and all amounts in this MD&A are expressed in U.S. dollars. The Company reports its financial position results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A is as at August 14, 2008.

The following MD&A may contain forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual events or results to differ materially from those reflected herein. Forward-looking statements are based on the estimates and opinions of management of the Company at the time the statements were made.

Additional information relating to the Company can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Company’s website at www.nevoro.com

Mr. Ken Brook, RPG, and Mel Klohn, LPGeo, are the qualified persons for the purposes of the technical information contained herein, pursuant to the requirements of National Instrument 43-101.

Background:

Up to December 31, 2006, the Company was an inactive reporting issuer seeking a new business in the resource sector.

The Company commenced active operations in February 2007. On February 5, 2007, the Company appointed a new management team and focused on precious and base metal resource exploration and development in North America, initially in Nevada.

Following a series of private placements and property acquisitions the Company raised gross proceeds of $9,042,675 and acquired a portfolio of precious and base metal exploration properties located in the State of Nevada, USA.

The Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) with the symbol “NVR” on September 17, 2007. On a non-diluted basis, there were 151,774,273 common shares issued and outstanding (“the Common Shares”) as at August 14, 2008 (191,867,484 on a fully diluted basis). As at June 30, 2008, the Company had working capital of $8,436,312.

Business Acquisitions

On February 15, 2007, the Company completed a business combination whereby the Company issued 24,400,000 common shares at a price of $0.25, for total consideration of $6,100,000 for 100% of the issued and outstanding shares of Nevoro Nevada Inc. (formerly: “Goodsprings Development Company”) (“Nevoro Nevada”), which holds interests in mineral exploration properties in the State of Nevada, USA (“Nevada”). The costs of the transaction were $155,224 for total consideration of $6,255,224.

On June 10, 2008, the Company completed a business combination whereby the Company issued 19,981,476 common shares at a price of $0.59, for total consideration of $11,789,071 for 100% of the issued and outstanding shares of Aurora Platinum Exploration Inc. (formerly: “Aurora Metals (BVI) Ltd.”), and its wholly-owned subsidiaries, Aurora Metals USA Inc. and Crystal Coding Ltd. (“Aurora”), which holds interests in mineral exploration properties in the State of Montana, USA (“Montana”) (the “Stillwater Project”). The costs of the transaction were $920,813 for total consideration of $12,709,884.

Subsequent to the period, the Company completed a business combination whereby the Company issued 29,937,997 common shares at a price of $0.50, for total consideration $14,968,999 for 100% of the issued and outstanding shares of Sheffield Resources Ltd, and its wholly owned subsidiary, American Sheffield Inc. (“Sheffield”), which holds interest in mineral exploration properties in the State of California (the “Moonlight Project”) and the Province of British Columbia.

Management’s strategy is to grow Nevoro Inc. into a profitable resource company, maximizing value for its shareholders, through successful exploration and strategic acquisition in high-potential, mineralized districts primarily in the United States. Exploration activities are carried out through wholly-owned US subsidiaries, Nevoro Nevada, which holds claim title, is party to the option agreements and generally manages the field operations of the Nevada based operations of the Company as required, and Aurora, which holds leases with various individuals to certain patented and unpatented claims in the Stillwater Complex, in Montana.

The St. Elmo Project in Nevada, was the subject of a March 4, 2007 Technical Report conforming to National Instrument 43-101, entitled “Technical Report on St. Elmo Gold Project, Elko County, Nevada U.S.A for Denroy Resources Corporation” and prepared by Chris Broili,C.P.Geo. & L.P. Geo., Mel Klohn, L.P.Geo., Ken Brook, L.P. Geo., and Peter Butterfield, L.P. Geo. This report may be viewed along with the Corporation’s other filings on www.sedar.com.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS AND CASH FLOWS

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of the Company’s business. The application of the going concern concept is dependent on the Company’s ability to obtain financing to continue its operations. As a mineral exploration company, the Company has no present sources of revenue, other than interest earned on cash and short-term money market instruments, derived from the proceeds and of issuance share capital. There are presently no quantifiable deposits of minerals known on the mineral exploration properties of the Company, and activities of the Company on the properties constitute exploratory searches for minerals.

The Company funds its corporate and administrative costs, the costs of assembling its packages of exploration properties, its costs of exploring those properties, assessing and purchasing additional business opportunities and other normal course expenditures, through equity financings, loans, sale or joint venture of properties, or a combination of these alternatives. The ability to raise such funding will depend, among other things, on the state of gold and other commodity markets and on the state of equity and financial markets in general as well as the exploration results achieved on the properties.

During the period ended June 30, 2008, the Company raised funds through the issuance of 20,015,500 private placement units at a price of CDN$0.35 for gross proceeds of $6,846,402 (CDN$7,005,425) that closed on June 12, 2008, as discussed elsewhere in this MD & A.

Subsequent to the period end, the Company closed the second tranche of the financing with the issuance of 6,675,714 private placement units at a price of CDN$0.35 for gross proceeds of $2,188,132 (CDN$2,336,500) that closed on August 8, 2008 as discussed elsewhere in this MD & A.

The financial results for the period ended June 30, 2008, reflect the Company’s growth and increased level of field work from the same point in time last year and in comparison with the prior fiscal year. In the prior year, the Company had commenced operations effective February 5, 2007, focused on exploration only in the last half of the fiscal year, had less office space than it currently has as well as less employees and consultants.

The Company is now an active exploration company, has offices in Toronto, Ontario, Canada, Spokane, Washington, USA and Reno, Nevada, USA, and has hired additional employees and consultants. Most recently, during the quarter ended June 30, 2008, the Company acquired Aurora as discussed elsewhere in the MD & A.

Subsequent to the period end, the Company acquired Sheffield as discussed elsewhere in this MD & A.

Increases in all general accounts are a result of the reactivated status of the Company and are all normal costs associated with starting up and running a public company in this industry, including establishing a head office and related personnel. General exploration comprises costs related to acquiring ground and planning and supervision of the field exploration activities getting underway that cannot be assigned to particular properties.

Financial Position:

The Company’s cash as at June 30, 2008 was $9,490,872 (December 31, 2007 - $5,688,376). The majority of the increase is due to the fact that during the period ended June 30, 2008, the Company raised funds through the issuance of 20,015,500 private placement units at a price of CDN$0.35 for gross proceeds of $6,846,402 (CDN$7,005,425) that closed on June 12, 2008. The agents for the financing were paid a 6.5% commission of $439,162 (CDN$449,362) and fees of $88,585 (CDN$90,643), for total net proceeds to the Company of $6,318,655 (CDN$ 6,475,620).

The Company had $1,261,931 of accounts payable and accrued liabilities as at June 30, 2008 (December 31, 2007 - $369,107). This increase is due to increased exploration expenses (specifically drilling), increased general and administrative costs, and increased professional fees. More specifically, in the six month period ended June 30, 2008, the Company completed its acquisition of Aurora (as discussed elsewhere in this MD & A) and incurred substantial professional fees to complete the transaction. The complexity of the transaction resulted in the requirement to have legal counsel in several different jurisdictions to ensure the transaction was completed in a way that provided value to shareholders. The Company also incurred substantial professional fees for its acquisition of Sheffield Resources Ltd. (as discussed under “Subsequent events” elsewhere in this MD & A).

Consequently, the Company’s working capital as at June 30, 2008 was $8,436,312 (December 31, 2007 - $5,319,269).

Total mineral interests were $24,782,831 as at June 30, 2008, compared to $12,129,939 as at December 31, 2007. Descriptions of the exploration and other activities and summaries of results are presented elsewhere in this MD&A.

During the period ended June 30, 2008, the Company had a full scale exploration plan in place, and was in the process of acquiring two companies. Consequently, it spent $14,008,045 on almost its full suite of exploration properties from Nevoro Nevada, the acquisition of its Stillwater Project (as discussed elsewhere in this MD & A) and on its acquisition of Sheffield Resources Ltd., which holds the Moonlight Project (as discussed under Subsequent Events in this MD & A). The majority of acquisition and exploration costs were comprised of acquisition costs of $13,438,310, drilling costs of $293,278 (December 31, 2007 - $111,632), salaries and benefits of $159,468 (December 31, 2007 - $877,390), and geology costs of $37,215 (December 31, 2007 - $36,761).

Project Portfolio

The Company (through Aurora) holds one project in the Stillwater Complex, of Montana by virtue of claim location and two lease agreements with various parties.

Stillwater Project

The Stillwater Project is located in Stillwater and Sweet Grass Counties of south-central Montana.

Aurora's Stillwater Project consists of 221 claims totaling 4,578 acres (1,853 hectares) in North America's largest platinum group element ("PGE") mineral district, adjacent to the producing Stillwater palladium-platinum mine. It has early-to advanced-stage Nickel-Copper-Cobalt, PGE and chromite exploration targets and historical mineral resources.

Aurora’s properties are immediately adjacent to the Stillwater Mine, the world’s third largest, and highest-grade, PGE operation. Indications of PGE mineralization extend across Aurora’s properties as PGE-bearing chromitite seams in an ultramafic rock sequence just beneath the Stillwater Mine horizon. The lowermost of these seams, the “A” and “B” chromitites, are the most promising exploration targets, having similarities to the highly productive PGE-rich UG2 chromitite reef in the Bushveld Complex of South Africa.

The chromitite seams in the Stillwater Complex further constitute the largest known chromite resources in the Western Hemisphere, according to the U.S. Geological Survey Open File Report 2001-381 authored by Papp and Lipin, 2001. The important chromite deposits are all on Aurora’s properties, occurring in the “G” and “H” chromitite seams, from which intermittent historical mining operations, active up to 1961, extracted more than 2 million tonnes of chromite ore .

Aurora’s Stillwater properties also host massive Nickel-Copper-Cobalt sulfide bodies within the basal rock sequence of the Stillwater Complex. These occurrences, intermittently explored since the 1930s by major companies such as Amax Exploration, Johns-Mansville, Midwest-Amoco and Cyprus Mining Company, were intensely explored in the 1960s-1970s by Anaconda, who drilled 190 core holes (44,000 meters) and developed 470 meters of underground workings. Various significant historical Nickel-Copper-Cobalt resource estimates resulting from this work are reported in a 43-101 Technical Report prepared in 2005 by Micon International Limited for Trend Mining Company, a former JV partner of Aurora, and in other publications such as the U.S. Geological Survey Bulletin 1674 authored by Attanasi and Bawiec, 1987.

On January 1, 2004, Aurora entered into a lease agreement with four arm’s length individuals, (“The Basal Zone Lease Agreement”) whereby Aurora was granted a ten-year lease with an option to renew for another five years, patented and unpatented mining claims and tunnel sights located in the Stillwater and Sweetwater Counties of Montana (the “Basal Zone”).

Aurora was granted the exclusive right to explore the Basal Zone Property during the term of the lease for the following consideration:
-	$10 due upon signing (paid)
Monthly rental payments as follows:
-	From the first anniversary of the date of execution of the lease, $500 per month. ($6,000 per annum). (paid)
-	From the second anniversary of the date of execution of the lease, $1,000 per month. ($12,000 per annum). (paid)
-	From the third anniversary of the date of execution of the lease, $1,500 per month. ($18,000 per annum). (partly paid).
-	From the sixth anniversary of the date of execution of the lease, $2,000 per month. ($24,000 per annum).

Upon the commencement of production, the Company will pay a 2% NSR royalty (if sold to a mill, smelter or refinery) or a 2% Net Income royalty (if not sold to a mill, smelter or refinery) from the sale of all ores and concentrates.

In the event that the Federal Government of the USA imposes a federal royalty, then 50% of the federal royalty will be deducted from the 2% royalty dicussed above.

The Company is responsible for annual Bureau of Land Management (“BLM”) fees on the project.

On February 1, 2004, Aurora entered into a lease agreement with eighteen arm’s length individuals, (“The Mountain View Lease Agreement”) whereby Aurora was granted a ten-year lease with an option to renew for another five years, patented and unpatented mining claims, mill sights and tunnel sights located in the Stillwater County of Montana (“Mountain View”).

Aurora was granted the exclusive right to explore the Mountain View Property during the term of the lease for the following consideration:
-	$10 due upon signing (paid)
-	A $50,000 payment upon the extension of the lease for another five year tem.
-	A $500,000 advance royalty at the time that Aurora decided to commence construction of a mine to produce ore-bearing materials in commercial quantities.

Upon the commencement of production, the Company will pay a 2% NSR royalty (if sold to a mill, smelter or refinery) or a 2% Net Income royalty (if not sold to a mill, smelter or refinery) from the sale of all ores and concentrates.

The Company is responsible for annual Bureau of Land Management (“BLM”) fees on the project.

During the period ended June 30, 2008, the Company (through Nevoro Nevada) held 13 projects: nine in Nevada, one on the California and Nevada border, and one in Idaho. All projects are wholly owned by virtue of claim location or a Mining Lease with Option to Purchase Agreement. Two of the Nevada projects are currently leased for annual cash payments and a 3% net smelter royalty (“NSR”). Two other projects were officially returned to the owners during the period ended June 30, 2008 bringing the total held by Nevoro Nevada to 11 projects.

St. Elmo Project

The St. Elmo Project is situated in Elko County, approximately 100 km north of Elko, Nevada at the intersection of the northeast-trending Midas Trough structural zone and a zone of northwest-trending faults.

The project includes most of the historic Island Mountain mining district and consists of 432 contiguous claims totaling approximately 8,645 acres (13.2 square miles). Included within, or adjacent to, these large claim blocks are all or parts of five formerly productive mining areas: the St. Elmo, Rosebud, Diamond Jim, Gribble and Wildhorse - Garnet mines.

The St. Elmo Project consists of the Happy Tracks Property and the Diamond Jim Property.

On April 15, 2006, Goodsprings entered into a mining lease and option to purchase agreement with four arm’s length individuals (collectively, the “Owners”), whereby Goodsprings was granted a five-year lease with an option to purchase unpatented lode mining claims and water rights comprising the Happy Tracks Property, located in the State of Nevada, USA.

Goodsprings was granted the exclusive right to explore the Happy Tracks Property during the term of the lease for the following consideration:
-	$25,000 due upon signing (paid)
-	$30,000 due April 15, 2007 (paid)
-	$35,000 due April 15, 2008 (paid)
-	$40,000 due April 15, 2009
-	$45,000 due April 15, 2010

Goodsprings has the option to purchase the entire interest in the Happy Tracks Property for the sum of $1,075,000. This option is exercisable at any time during the agreement. If, during the term of the Agreement, Goodsprings decides to purchase the Happy Tracks Property prior to the fifth anniversary of the signing of the Agreement, the purchase price may be reduced by $100,000 for each full year left in the agreement.

Goodsprings shall pay the Owners a production royalty equal to 2.5% of any and all net smelter returns from the production or sale of minerals from the Happy Tracks Property. A 2.5% NSR royalty will be payable on all previously mined materials originating from the Happy Tracks Property, shipped or milled by Goodsprings. The royalty would be credited against future annual royalty payments or the final purchase price. The 2.5% NSR royalty would cease upon acquisition of the property by Goodsprings.

On December 1, 2006, Goodsprings entered into a mining lease and option to purchase agreement with an arm’s length individual (the "Owner"), whereby it was granted a five-year lease with an option to purchase the Diamond Jim Project unpatented lode-mining claims, located in the State of Nevada, USA.
Goodsprings was granted the exclusive right to explore the Diamond Jim Project during the term of the lease for the following consideration:
-	$30,000 due upon signing (paid)

-	$30,000 (paid) due on the first anniversary of the effective date and each subsequent anniversary of the effective date during the term of the agreement.

Goodsprings has the option to purchase the entire interest in the Diamond Jim Project for the sum of $400,000.

The Company shall pay the Owner a production royalty equal to 3.0% of the NSR from the production or sale of minerals from the property, of which the Company can purchase one third of the royalty (representing 1%) for $1,000,000.

On January 11, 2008, the Company purchased from Victory Exploration Inc. (“Victory”) the five-acre, patented Mardis claim, which controls the core of the Diamond Jim vein zone. The basic terms call for a $5,000 payment upon signing (paid) and net smelter return (“NSR”) royalty of 3.0% payable to Victory, the original owners. Nevoro can purchase the St. Elmo Mardis NSR royalty form Victory in increments of 1% for $500,000 per 1%.

A cultural resources survey was completed by a consulting archaeologist and submitted to the Forest Service. The Forest Service has accepted the recommendations of the survey, which will allow the Company to proceed with permitting for the 2008 drilling program.

There was no exploration activity on the project during the quarter ended March 31, 2008.

During the quarter ended June 30, 2008, the Company had an on-site meeting with the U.S. Forest Service to review the drilling permit application.

Once the permits are approved, the Company plans to begin drilling at St. Elmo during the quarter ended September 30, 2008. The Company anticipates that it will spend approximately $650,000 on the drilling program at St. Elmo.

During the period ended June 30, 2008, the Company spent $77,326 (December 31, 2007 - $6,311,220) on the St. Elmo Project of which the most substantial portion, $41,750 or 54% (December 31, 2007 - $5,579,854 or 88%) was for acquisition costs.

Silver King Project

The project is situated in Lincoln County, approximately 133 km south of Ely, Nevada at the intersection of the southern extension of the northwest-trending Cortez trend and the west-trending Midway-Warm Springs fault zone. The project has district-scale potential for Carlin-style gold deposits, copper-gold-silver-zinc skarn deposits and copper-gold porphyry deposits.

Under a Mining Lease with Option to Purchase Agreement effective September 1, 2006, the Company must make the following payments:

-	$6,000 upon execution of the agreement (paid)
-	$12,000 on the first anniversary of the agreement (paid)
-	$18,000 on the second anniversary of the agreement
-	$24,000 on each anniversary thereafter.

The Company can exercise the purchase option by making a payment of $300,000, subject to a 3% NSR royalty.

The Company has the option to purchase one third of the royalty for $1,000,000.

On the first and all subsequent anniversaries of the exercise of the purchase option, the Company shall make minimum advance royalty payments of $50,000 until sustained commercial production begins. Minimum advance royalty payments will be creditable against the Company’s royalty payment obligations.

During the quarter ended March 31, 2008, one of the proposed deep holes was partially drilled before weather conditions forced the termination of drilling. Four of the planned, shallower angle holes were started but all were terminated before reaching the targeted depth due to mechanical difficulty. The drilling program is planned to resume pending drill rig availability.

During the quarter ended June 30, 2008, there was no exploration work done on the property.

The Company currently plans on holding off on further drilling on this property while it evaluates its Stillwater and Moonlight properties.

During the period ended June 30, 2008, the Company spent $148,899 (December 31, 2007 - $1,578,087) on the Silver King Project of which the most substantial portion, $106,964 or 72% (December 31, 2007 - $1,760 or less than 0.01%) was for drilling.

Dome Hill Project

The Dome Hill project is situated along the California-Nevada border, approximately 45 km west-southwest of Hawthorne, Nevada. The project comprises a block of 153 claims: 147 claims located by the Company, one leased patented claim and, five leased unpatented claims which were obtained by lease on October 12, 2007. The project shows potential for high-grade gold-silver mineralization in epithermal veins as well as a deeper porphyry copper-gold-molybdenum-silver mineralization system.

The Company is required to make the following rental payments on the Dome Hill Project:
(1)	$10,000 during the year ended December 31, 2007 (paid subsequent to the year end)
(2)	$10,000 during the year ended December 31, 2008 (paid subsequent to June 30, 2008)

(3)	$15,000 during the year ended December 31, 2009
(4)	$20,000 on the subsequent anniversaries of the effective date of the agreement, up to 2027.

The Company has the option to purchase the claims for $125,000 and the owner retains a 3% NSR royalty. Nevoro may purchase 1/3 of the royalty for $1,000,000.

The Company holds rights to additional claims in the Dome Hill project and has the option to purchase for $75,000.

During the quarter ended March 31, 2008, a revised Plan of Operations, which expanded the planned drilling program, was submitted to the US Forest Service. Cultural and biological surveys will be completed in early summer in compliance with Forest Service requirements. Drilling is contingent upon Plan approval and then drill rig availability.

During the quarter ended June 30 2008, the biological survey was completed and archaeology consultants were retained for the cultural survey.

If all surveys are completed as scheduled, then the Company plans on working on drill target development during the third and fourth quarters of 2008, and anticipates spending approximately $112,000.

During the period ended June 30, 2008, the Company spent $40,987 (December 31, 2007 - $992,616) on the Dome Hill Project of which the most substantial portion, $14,560 or 36% (December 31, 2007 - $6,363 or 0.5%) was for permitting.

Jenny Hill

The Jenny Hill project comprises 182 unpatented claims in Mineral County, about 100 km (60 miles) southeast of Fallon, NV. The property is located on the northern margin of the Walker Lane structural belt and is situated on-trend between the 1.7 million oz Rawhide gold mine and the 1.5 million oz Paradise Peak gold mine.

During the year ended December 31, 2007, the Company entered into a mining lease and option to purchase agreement with an arm's length party, with respect to the Jenny Hill Property, situated in Nevada’s Walker Lane structural belt. The basic lease terms call for a payment of $11,700 (paid) on signing with payments of $15,000, $25,000, $35,000 and $50,000 due on subsequent anniversaries. The Company is required to purchase the claims for $500,000 before mining activity begins. Up to $300,000 of previously made payments will be credited towards the $500,000 purchase price. A 3% NSR royalty to the original owner survives the purchase of the claims, and one third of this royalty can be purchased for $1,000,000.

During the period ended March 31, 2008, there was no exploration activity on this project.

During the quarter ended June 30, 2008 there was no exploration work done on the property.

The Company currently plans on holding off on further exploration on this property while it evaluates its Stillwater and Moonlight properties.

During the period ended June 30, 2008, the Company spent $NIL (December 31, 2007 - $81,943) on the Jenny Hill Project.

Eagleville Project

The Eagleville project is located in Mineral County, Nevada. The project comprises 59 unpatented lode claims covering approximately 1,180 acres or 476 hectares. Nevoro holds exclusive rights to the project by virtue of a Mining Lease with Option to Purchase Agreement with an effective date of August 1, 2006.

The basic lease terms call for a $10,000 payment within thirty days following a merger of the lessee into a public company (paid) a $10,000 payment on the first anniversary of the agreement (paid), a $15,000 payment on the second anniversary, a $20,000 payment on the third anniversary, a $25,000 payment on the fourth anniversary and a $50,000 payment on the fifth and all subsequent anniversaries. The minimum payments will be credited against the royalty but not the purchase price.

The Company can exercise the purchase option by making a payment of $300,000, subject to a 3% NSR royalty on minerals except for barite, which is 10%. The Company has the option to purchase one third of the royalty for $1,000,000.

The Company must fulfill the following work commitments: $5,000 during the first lease year, $25,000 during the second lease year, $50,000 during the third lease year and $100,000 during the fourth lease year, and every year thereafter.

All work expenditures in excess of the requirement will be credited to the following year’s work commitment. For any work commitment not fulfilled, the Company will pay the owner seventy-five percent of the difference between the actual expenditure and the minimum work commitment.

During the quarter ended March 31, 2008, a detailed geologic and alteration map of the project was completed and indicated that several phases of intrusive related mineralization and hydrothermal alteration exist. Sampling results have expanded the known areas of surface gold mineralization.

During the quarter ended June 30, 2008, a detailed mapping program was begun on the area containing surface exposures of the three main veins.

The Company plans to continue with the detailed mapping program as well as move on to geological sampling and anticipates spending approximately $7,000 on this work.

During the period ended June 30, 2008, the Company spent $63,566 (December 31, 2007 - $995,789) on the Eagleville Project of which the most substantial portion, $31,667 or 50% (December 31, 2007 - $54,210 or 5.4%) was for salaries and benefits on this project.

Cross

The Cross project is located in Lincoln County, Nevada and can be accessed from Ely, Nevada, which is approximately 140 km from the project and offers a full range of services. The project comprises 169 unpatented lode claims covering approximately 3,380 acres or 1,368 hectares. Nevoro’s interest in the project is held through two separate agreements: Outright ownership of a one-third interest in the property through a Letter Agreement dated August 30, 2000 and exclusive rights to explore the 169 unpatented lode claims comprising the project through a Mining Lease dated August 1, 2006.

The basic lease terms call for $6,000 on signing (paid), a $12,000 payment on the first anniversary, an $18,000 payment on the second anniversary, and $24,000 on each anniversary thereafter.

On the first and all subsequent anniversaries of the exercise of the purchase option, the Company shall make minimum advance royalty payments of $50,000 until sustained commercial production begins. Minimum advance royalty payments will be creditable against the Company’s royalty payment obligations.

The Company can exercise the purchase option by making a payment of $300,000, subject to a 3% NSR royalty. The Company has the option to purchase one third of the royalty for $1,000,000.

During the quarter ended March 31, 2008, a planned 12-hole RC drilling program was completed. Results were negative and the property was written down during the period ended March 31, 2008.

Subsequent to the period ended June 30, 2008, the Company official served notice to the Lessors of the Cross Project with their intent to terminate the Mining Lease and Option to Purchase Agreement dated August 1, 2006. The termination is effective on July 28, 2008.

Boulderfield Project

The Boulderfield project is located in Nye County, Nevada. The project comprises 89 unpatented lode claims covering approximately 1,780 acres or 720 hectares. Nevoro holds a 100% interest in the property through a Mining Lease and Option to Purchase Agreement dated October 2, 2007.

The basic lease terms call for $10,000 on signing (paid subsequent to the year end), a $50,000 payment on the first anniversary, and a $100,000 payment on the second anniversary.

Minimum advance royalty payments of $40,000, $50,000 and $100,000 are due on subsequent anniversaries.

A sliding scale NSR royalty, from 3% to 6% based on the price of gold, payable to the original owner survives the purchase of the claims. Nevoro can purchase a 1% NSR royalty for $1,000,000.

The Company has the option to purchase the project for $160,000 consisting of the minimum payment paid on execution of the agreement and on the first and second anniversaries of the effective date.

During the quarter ended March 31, 2008, a six-hole RC drilling program was completed. Results were negative and the property was written down during the period ended March 31, 2008.

Subsequent to the period ended June 30, 2008, the Company official served notice to the Lessors of the Cross Project with their intent to terminate the Mining Lease and Option to Purchase Agreement dated October 2, 2007. The termination was effective immediately July 2, 2008.

Monarch Project

The Monarch project is located in Nye County, Nevada. The project comprises 72 unpatented lode claims covering approximately 1,440 acres or 580 hectares. Nevoro holds a 100% interest in the property through a Mining Lease and Option to Purchase Agreement dated October 2, 2007.

The basic lease terms call for a $4,000 payment on signing (paid), a $25,000 payment on the first anniversary and a $100,000 payment on the second anniversary.

Minimum advance royalty payments of $30,000, $50,000 and $75,000 are due on subsequent anniversaries. A sliding scale NSR from 3% to 6% on the price of gold, a sliding scale NSR from 2.5% to 5% based on the price of copper, and a 3% NSR on other metals, is payable to the original owner and survives the purchase of the claims. Nevoro can purchase a 1% NSR royalty for $1,000,000. Nevoro is required to conduct a gravity survey on the property during the first year.

The Company has the option to purchase the project for $129,000 consisting of the minimum payments paid on execution of the agreement and on the first and second anniversaries of the effective date.

During the quarter ended March 31, 2008, a Notice of Intent was filed with the BLM to drill two to four RC holes on the project.

During the quarter ended June 30, 2008, the BLM approved the Notice of Intent, and two drill pads were constructed.

Pending drill rig availability, the Company plans to drill two 750 foot-deep holes to test a geophysical anomaly. The Company anticipates spending approximately $85,000 on drilling.

During the period ended June 30, 2008, the Company spent $13,179 (December 31, 2007 - $79,471) on the Monarch Project of which the most substantial portion, $7,023 or 50% (December 31, 2007 - $NIL or 0%) was for permitting.

Long Canyon

The Long Canyon project is located in Blaine County, Idaho. The project comprises 64 unpatented lode claims covering approximately 1,280 acres or 517 hectares. Nevoro holds a 100% interest in the property by virtue of staking the claims.

During the quarter ended March 31, 2008, there was no exploration activity on this project.

During the quarter ended June 30, 2008, a Notice of Intent was filed with the BLM to permit the drilling of two holes near the old Cominco drill holes, which found porphyry copper style mineralization.

The Company plans on having geophysical sampling and further drill target development on this project and it anticipates that it will spend approximately $75,000.

During the period ended June 30, 2008, the Company spent $NIL (December 31, 2007 - $59,124) on the Long Canyon Project.

CD Project

The project is located in Esmeralda County, Nevada. The project comprises 16 unpatented lode claims covering approximately 320 acres or 140 hectares. Nevoro has 100% ownership of the mineral rights for 16 unpatented lode claims by virtue of Nevoro locating the claims and the payment of annual claim rental fees to Esmeralda County and the BLM.

During the quarter ended March 31, 2008, there was no exploration activity on this project.

During the quarter ended June 30, 2008, there was no exploration activity on the project.

The Company currently plans on holding off on exploration on this property while it evaluates its Stillwater and Moonlight properties.

Germany Canyon Project

The project is located in Nye County, Nevada. The project comprises 15 unpatented lode claims covering approximately 300 acres or 121 hectares. Nevoro has 100% ownership of the mineral rights for 15 unpatented lode claims by virtue of Nevoro locating the claims and the payment of annual claim rental fees to Nye County and the BLM.

During the quarter ended March 31, 2008, there was no exploration activity on this project.

During the quarter ended June 30, 2008, there was no exploration activity on the project.

The Company currently plans on holding off on further exploration on this property while it evaluates its Stillwater and Moonlight properties.

Results of operations:

General operating expenditures before tax for the period ended June 30, 2008, were $2,792,439 (June 30, 2007 - $410,394).

This is the Company’s first full year of operations, and it started the year with a suite of three offices located in Toronto, Ontario, Canada, Spokane, Washington, USA, and Reno, Nevada USA. Total occupancy costs for the period ended June 30 2008, were $64,020 as compared to $6,512 in the prior year. With the increased offices there was a marked increase in office and general costs as well; $119,498 as compared to $44,975 at the same point in time in the prior year.

At this point in time last year, the Company had minimal staff, and was sharing the cost for this staff with another company. The Company currently employs seven full time individuals. Therefore, salaries and benefits for the period ended June 30, 2008 was $421,123 as compared to $25,436 in the prior year.

With the increase in offices and staff, there was also an increased marketing push to familiarize investors with the Company, as well as facilitate the two acquisitions and the financing as discussed elsewhere in this MD & A. Several executives traveled widely during period ended June 30, 2008 on investor tours, and to trade shows, as well as to communication with investors. Consequently both travel and investor relations costs are substantially higher than in the prior year. $258,605 (June 30, 2007 - $47,044) for travel and $117,258 (June 30, 2007 - $9,689) for investor relations was spent during the period.

During the period ended June 30, 2008, the Company completed its acquisition of Aurora as well as a financing and was in the process of finalizing its acquisition of Sheffield. Due to the above transactions, filing, listing and transfer agent fees as well as legal and professional fees were substantially higher that in the prior year. Filing, listing and transfer agent fees were $93,389 as compared to $30,060, and legal and other professional fees were $39,571 as compared to $28,343.

A substantial portion of the loss before income tax was general exploration which did not pertain to any project and write-down of mineral interest. As discussed elsewhere in this MD & A, the Company wrote down its Cross and Boulderfield Projects as they were not viable, this write down is a large portion of the $1,401,878 (June 30, 2007 - $166,131) of the expense in operations.

SUMMARY OF QUARTERLY RESULTS

The following two-part table presents key financial data on a quarter by quarter basis for the most recent eight financial quarters of the Company for each of the aforementioned eight quarters.

The effects of the reactivation of the Corporation, the business acquisition, the financings, the TSX listing and commencement of the field work as described elsewhere in this MD&A are clearly reflected in the increased balances in the working capital, mineral interests (exploration activity) and general administration accounts. The information contained is from the financial statements of the Corporation for each of the respective quarters and translated into US$ funds at the rate prevailing at the end of each quarter for assets and liabilities and at the average rate for income and expenses

Year	2008		2008		2007		2007
Quarter	June 30,		March 31,		December 31,		September 30,
Mineral interests	24,782,831		11,756,327		12,129,939		10,746,618
Working Capital (Deficit)	8,436,312		4,069,448		5,451,802		6,568,274
Revenue	Nil		Nil		Nil		Nil
Expenses (less stock-based compensation)	738,801		514,789		493,408		347,589
Net Loss (Income)	824,288	(1)	1,471,751	(2)	382,667	(3)	3,289,123	(4)
Net Loss (income)(per Common Share) (Basic & Diluted)	0.01		0.02		0.01		0.04

(1) Including interest income of $15,994, general exploration costs written off and write-down of $22,381, stock-based compensation of $NIL and future income tax of $79,100.
(2) Including interest income of $29,360, general exploration costs written off and write-down of $1,379,497, stock-based compensation of $182,325 and a future income tax recovery of $575,500
(3) Including interest income of $49,320, general exploration costs written off of $386,727, stock-based compensation recovery of $547,948 (a), and future income tax of $99,800.
(4) Including interest income of $68,486, general exploration costs written off of $36,273, stock-based compensation of $2,901,354, and a future income tax expense of $72,393.

(a) Due to the reallocation to mineral properties of stock based compensation previously expensed as discussed elsewhere in this MD & A.

Year	2007		2007	2006	2006
Quarter	June 30,		March 31,	December 31,	September 30,
Mineral interests	9,054,987		9,024,589	$1	$1
Working Capital (Deficit)	7,546,806		3,949,219	(48,990)	(28,407)
Revenue	Nil		Nil	Nil	Nil
Expenses	90,905		190,688	22,856	8,885
Net Loss	(7,880	)(5)	190,278	22,856	8,885
Net Loss (per Common Share) (Basic & Diluted)	(0.00)		0.01	0.02	0.01

(5) Including interest income of $36,680, general exploration costs written off of $39,458 and a future income tax recovery of $101,563.

“Mineral interests”, the cumulative amount expended on the Corporation’s exploration activities, increased from $1 for the year ended December 31, 2006 when the Company was inactive, as well as quarter to quarter as a result of the increasing level of continuing exploration activity. Over the first two quarters of 2007, the Company was just commencing exploration activity, and while there was a substantial increase from $1 to $9,024,589 during the first quarter ended March 31, 2007, the majority of that increase has to do with the acquisition of Nevoro Nevada. The quarter ended June 30, 2007, the Company only incurred exploration and acquisition costs of $30,398, compared to the quarters ended September 30, 2007, (an increase of $1,691,631 from June 30, 2007) and December 31, 2007, (an increase of $1,383,321 from September 30, 2007).
During the quarter ended March 31, 2008, while the Company did incur exploration costs on various projects, which can be found elsewhere in this MD & A, it wrote down $1,355,153 from its properties, therefore there was a decrease in the Mineral Interests. During the quarter ended June 30, 2008, the majority of the increase of $13,026,504 was due to the acquisition of Aurora

The Company’s working capital which is comprised of current assets less current liabilities decreased from quarter to quarter mainly as a result of the decrease in cash and equivalents that went to fund exploration and corporate activities and the increase quarter to quarter reflecting the higher accounts payable and accruals for exploration and corporate activity following the return to active business, and is all in the normal course of business. In 2006, the increase of $20,583 in the working capital deficit was due mainly to the increase of accounts payable and accruals for corporate activity only with no cash inflow. However, beginning in the quarter ended March 31, 2007, the increase of $3,998,209 was mainly due to the closing of several private placements and minimal operating cots, with similar transactions occurring during the quarter ended June 30, 2007 for a quarterly increase of $3,597,587. Commencing in the quarter ended September 30, 2007 up to the quarter ended March 31, 2008, the Company continuously expanded resulting in quarterly decreases of working capital of $978,532, $1,116,472 and $1,382,354 respectively. During the quarter ended June 30, 2008, working capital increased by $4,366,864 mainly due to an inflow of cash from a closing of a financing as discussed elsewhere in this MD & A.

From quarter to quarter, a marked increase in general and operating expenses can be seen.. The Company did not commence operations until February 2007, therefore from quarter to quarter in 2006, the increase in general expenses of $13,971 is minimal. Commencing in the quarter ended March 31, 2007, general expenses increased by $167,832 reflecting the commencement of operations of the Company. The decrease in the quarter ended June 30, 2007, reflects less office and general costs, and professional fees due to the fact that a substantial portion would have been incurred when the office was first set up. Subsequent to this quarter, for the quarters ended September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008, the increase in general expenditures in total from $347,589 to $493,408 to $514,789 and $745,188 respectively is due to the fact that the Company has, from quarter to quarter steadily increased its operations, its office space, its employees, and other general expenses that are associated with running a public company.

SUBSEQUENT EVENTS

Acquisition of Sheffield Resources Ltd.

On July 29, 2008, the Company completed its acquisition of 100% of the issued and outstanding shares of Sheffield Resources Ltd. ("Sheffield"), as previously announced in a press release dated June 10, 2008, through a court-approved plan of arrangement (the “Arrangement”) pursuant to s.288 of the Business Corporations Act (British Columbia).

Sheffield is an exploration stage company, which is engaged in the acquisition and exploration of mineral properties California, USA and British Columbia, Canada.

Sheffield received the approval of its common shareholders at its special shareholders meeting held Friday July 25, 2008 for the previously announced plan of arrangement (the “Arrangement”) involving Sheffield and Nevoro.

Pursuant to the Arrangement each of Sheffield’s 37,422,497 common shares have been acquired by Nevoro. In consideration, Nevoro issued 0.80 of one Nevoro common share for each outstanding share of Sheffield. Holders of Sheffield’s common share purchase warrants (“Sheffield Warrants”), in accordance with the terms of such warrants, shall receive upon the subsequent exercise of one Sheffield Warrant, 0.80 of one Nevoro common share. Each holder of an outstanding Sheffield stock option shall receive such number of Nevoro options, to acquire one Nevoro common share, equal to the product of: (i) the number of Sheffield options held immediately before the closing of the Arrangement, and (ii) 0.80. The exercise price per Nevoro share shall be an amount equal to the quotient of (A) the exercise price per Nevoro Share subject to such Sheffield option immediately before closing divided by (B) 0.80.

In addition to the agreement, Nevoro and Sheffield have agreed to working capital funding to Sheffield by Nevoro by way of a secured grid promissory note (the “Grid Note”) under which Sheffield can receive advances of up to CDN$400,000 in the aggregate, from Nevoro. The advances will be secured by a mortgage of Sheffield’s interest in the Moonlight Copper Project in Plumas County, California and will be subject to an interest rate equal to the Prime Rate, as quoted by the Royal Bank of Canada, plus 2% per annum. The Grid Note can be called on 90 days notice, by Nevoro and can be satisfied, at Sheffield’s option, by the issuance of common shares of based on a conversion rate equal to the lower of: (i) 75% of the average closing price of Sheffield’s common shares as listed on the Toronto Stock Exchange – Venture Exchange (the “TSX-V”) for 20 trading days immediately preceding the date of this Agreement; and (ii) 75% of the average closing price of Sheffield’s common shares as listed on the TSX-V for the 20 trading days immediately preceding the effective date of conversion (being the 90th day after the date of demand), and subject to the acceptance of the TSX-V to these terms of conversion.

The value of the shares issued to effect the combination is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced. The 29,937,997 Nevoro common shares issued were valued at $0.50 (CDN$0.50) for a total value of $14,968,999.

The net book value of the Sheffield net assets as of March 31, 2008 (per the last available unaudited interim financial statements) was $3,828,257, broken down as follows:

Cash	$593,253
Amounts receivable	26,009
Prepaid expenses	59,474
Equipment	14,717
Mineral properties	3,197,477
Accounts payable	(60,864)
Due to related partie	(1,809)
Net Assets	$3,828,257

The purchase price allocation has not been finalized as the transaction closed on July 29, 2008 and financial statements of Sheffield up to that period have not been prepared as of yet.

Acquisition of Benbow Chromite Mine

The Company, subject to regulatory approval, has acquired, through its indirect wholly owned subsidiary Aurora Metals USA, Inc. the Benbow chromite mine which is adjacent to Nevoro’s Stillwater project in Montana The Benbow mine is comprised of 7 patented lode mining claims and 5 unpatented lode mining claims, all in Stillwater, Montana.

The mine was acquired under a Lease with Option to Purchase from Benbow Mine, Limited Liability Partnership, a Montana LLP (the “Owner”). The Agreement is subject to regulatory approval, title opinion, Nevoro’s Board approval, and the satisfactory completion of due diligence investigation of the condition and title to the Property. The basic lease is for 25 years, unless the agreement is sooner terminated, cancelled or extended. The terms of the Agreement call for a signing bonus of US$50,000, subject to the approvals noted above, with payments of US$50,000 on the first through fifth anniversaries, US$75,000 on the sixth through tenth anniversaries, US$100,000 on the eleventh and each subsequent anniversary of the effective date (the “Minimum Payments”). A 5% production royalty (the “Royalty”) shall be paid to the Owner, based on Net Proceeds from the production and sale of Minerals from the Property. The Minimum Payments shall constitute advance payments of the Royalty on the Property and shall be credited in Nevoro’s favor against Royalty payment obligations. Nevoro has the option to purchase the Property for US$5,000,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth, the purchase price is US$10,000,000, or alternatively, Nevoro has the option to purchase an undivided fifty percent interest in the Property for US$5,000,000, subject to its right to purchase additional portions of ownership of and title to the Property in increments representing 5% of the entire undivided ownership for US$500,000 for each such increment.

Private Placement

On August 8, 2008, the Company raised funds through the issuance of 6,675,714 private placement units at a price of CDN$0.35 for gross proceeds of $2,188,132 (CDN$2,336,500). The agents for the financing were paid a commission of $138,240 (CDN$147,613) and fees of $15,901 (CDN$16,979), for total net proceeds to the Company of $2,033,992 (CDN$ 2,171,908).

Each unit consists of one common share and one half of one common share purchase warrant, with each warrant enabling the holder to acquire one common share of the Company at an exercise price of $0.47 (CDN$0.50) until June 12, 2010.

Thomas Weisel Partners Canada Inc. (as lead agent) and MGI Securities acted as agents for the offering and received 421,750 broker warrants with the same terms as the private placement warrants.

Grant of Stock Options

On August 8, 2008, the Company granted 300,000 stock options to a director at an exercise price of CDN$0.31 as a finder’s fee for the Sheffield acquisition.

COMMITMENTS AND CONTINGENCIES

The Company assumed the lease for its head office space in Toronto, Ontario, Canada effective July 1, 2007 under a lease agreement which expires on September 30, 2011.

It signed a lease for its office space in Spokane, Washington, USA effective January 1, 2008 under a lease agreement, which expires on December 31, 2010.

It signed a lease for its office space in Reno, Nevada, USA effective March 1, 2008 under a lease agreement, which expires on February 28, 2009.

Annual lease payments under the agreement are as follows for the years ending:

December 31, 2008	$64,908
December 31, 2009	111,019
December 31, 2010	109,526
December 31, 2011	61,492
$346,945

The Company is party to management contracts whereby additional payments of up to $854,367 may need to be made upon the occurrence of certain events. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected in the audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $9,490,872 as June 30, 2008 compared to $5,688,376 as at December 31, 2007. While the Company has spent cash due to exploration expenses, as well as administrative expenses incurred in the period ended June 30, 2008, the financing that closed on June 12, 2008 (as discussed elsewhere in this MD & A) was the major contributor to the increase in cash for the period ended June 30, 2008.. The increase in cash leads to a similar increase of working capital from $5,451,802 at December 31, 2007 to working capital of $8,436,312 at June 30, 2008.

Additional requirements for capital may be met through equity financings, loans, sale or joint venture of properties, or a combination of these alternatives to maintain an adequate liquidity base with which to support its operations. If such alternatives are unavailable for any reason, the Company may become unable to carry out its business plan. The Company intends to fund all future commitments with cash on hand, or through any financing alternative it may have available to it at the time in question.

During the period ended June 30, 2008, the Company raised funds through the issuance of 20,015,500 private placement units at a price of CDN$0.35 for gross proceeds of $6,846,402 (CDN$7,005,425) that closed on June 12, 2008. The agents for the financing were paid a 6.5% commission of $439,162 (CDN$449,362) and fees of $88,585 (CDN$90,643), for total net proceeds to the Company of $6,318,655 (CDN$ 6,475,620).

Each unit consists of one common share and one half of one common share purchase warrant, with each warrant enabling the holder to acquire one common share of the Company at an exercise price of $0.49 (CDN$0.50) until June 12, 2010.

Thomas Weisel Partners Canada Inc. (as lead agent) and MGI Securities acted as agents for the offering and received 1,283,892 broker warrants.

The fair value of each warrant and broker warrant issued was estimated at the date of grant using the Black-Scholes option model with the following assumptions: expected dividend yield of 0%; expected volatility of 77%; risk-free interest rate of 2.64% and an expected life of 2 years. The warrants were assigned a fair value of $1,427,964 (CDN$1,461,132) and the broker warrants were assigned a fair value of $183,193 (CDN$187,448).

As at June 30, 2008, the Company had 13,380,904 warrants outstanding that if exercised would generate an additional CDN$6,168,137 in cash.

On March 5, 2008, the Company granted 675,000 stock options that vest immediately to employees and consultants at an exercise price of CDN$0.60 that expire on March 5, 2013. The fair value of each option granted was estimated at the date of grant using the Black-Scholes option model with the following assumptions: expected dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 3.9% and an expected life of 5 years. The options were assigned a fair value of $289,575. A portion of the options, were granted to employees and consultants that work solely on the mineral properties. The value of the options granted to them has been recorded pro-rata in the financial statements between the various mineral properties and general exploration expense. The remainder is recorded as a general expense in the unaudited interim consolidated financial statements.

As at June 30, 2008, the Company had 10,340,000 stock options outstanding, that if exercised would generate an additional CDN$4,769,900 in cash.

As noted above, the Company is focused on precious metal resource exploration and development in the United States. There can be no assurance that such business undertaking will be profitable or otherwise successful. The Company’s continued existence depends on its ability to raise further financing for working capital as the need may arise. Mineral exploration is subject to numerous and substantial risks. The Company does not expect to receive any income in the foreseeable future.

The Company’s success is dependent on the knowledge and expertise of its management and employees and their ability to identify and advance attractive business opportunities.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of any new proposed business of the Company and its ability to obtain equity financing.

As disclosed elsewhere, the Company is party to management contracts whereby additional payments of up to $854,367 may need to be made upon the occurrence of certain events. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected in the unaudited interim consolidated financial statements for the period ended June 30, 2008.

The Company is subject to certain lease commitments that will have an effect on its liquidity and capital resources. These commitments are disclosed under “Commitments and Contingencies”.

The Company’s current project commitments that affect liquidity are set out in the table below: (The Cross and Boulderfield Projects have been returned, therefore no further obligations exist on these two projects).

		AMOUNT OF	NOTES TO
PROJECT	DATE OF PAYMENT	PAYMENT	PROJECTS
Boulderfield	Upon Signing of		Written down at
	Agreement:		03/31/08, returned to
	October 2, 2007	$10,000 (Paid)	owners, subsequent to
06/30/08, no further
obligation exists.
Cross	Upon Signing of		Written down at
	Agreement:		03/31/08, returned to
	August 1, 2006	$6,000 (paid)	owners, subsequent to
	First Anniversary:		06/30/08, no further
	August 1, 2007	$12,000 (paid)	obligation exists.
Monarch	Upon Signing of		If the Company
	Agreement:		exercises and closes its
	October 2, 2007	$4,000 (paid)	$129,000 option to
	1st Anniversary:		purchase, then the
	October 2, 2008	$25,000	minimum advance
	2nd Anniversary:		royalty on the 3rd and
	October 2, 2009	$100,000	subsequent
	3nd Anniversary:		anniversaries are as
	October 2, 2010	$30,000	listed.
4nd Anniversary:
	October 2, 2011	$50,000
5nd Anniversary:
	October 2, 2012	$75,000
(and all subsequent)
Silver King	Upon Signing of		If the Company
	Agreement:		exercises and closes its
	September 1, 2006	$6,000 (paid)	$300,000 option to
	1st Anniversary:		purchase, then the
	September 1, 2007	$12,000 (paid)	anniversary payments
	2nd Anniversary:		are $50,000.
	September 1, 2008	$18,000
Each anniversary
	thereafter:	$24,000
If exercise option, then
	each anniversary:	$50,000

Eagleville	Within 30 days of		If the Company
	merger:		exercises and closes its
	February 22, 2007	$10,000 (paid)	$ 300,000 option to
	First Anniversary:		purchase, then the
	August 1, 2007	$10,000 (paid)	anniversary payments
	2nd Anniversary:		are $5,000 for the 1st
	August 1, 2008	$15,000	lease year, $25,000 for
	3nd Anniversary:		the 2nd lease year,
	August 1, 2009	$20,000	$ 50,000 for the 3rd
	4nd Anniversary:		lease year, and
	August 1, 2010	$25,000	$ 100,000 for the 4th
	5nd Anniversary:		lease year and every
	August 1, 2011	$50,000	year thereafter.
	After purchase option
	exercised:
	1st Lease Year:	$5,000
	2nd Lease Year:	$25,000
	3rd Lease Year:	$50,000
	4th Lease Year and
	each thereafter:	$100,00
Germany Canyon	N/A	N/A	100% Owned
Jenny Hill	Upon Signing of		Minimum payments up
	Agreement:		to $300,000 shall
	September 18, 2007	$11,700 (paid)	constitute advance
	1st Anniversary:		payments of $500,000
	September 18, 2008	$15,000	Option to Purchase.
	2nd Anniversary:
	September 18, 2009	$25,000
	3nd Anniversary:
	September 18, 2010	$35,000
	4nd Anniversary:
	September 18, 2011
	(and all subsequent)	$50,000
Stealth	N/A	N/A	Property owned 100%
			by Company and leased
			out for rental payments.
Warm Springs	N/A	N/A	Property owned 100%
			by Company and leased
			out for rental payments.
Long Canyon	N/A	N/A	100% Owned
Cedar	N/A	N/A	100% Owned

Dome Hill	Upon Signing of		If the Company
	Agreement:		exercises and closes its
	October 12, 2007	$10,000 (paid)	$125,000 option to
	1st Anniversary:		purchase, then the

	July 11, 2008	$10,000 (paid	anniversary payments
		subsequent to	are as listed under
		period end)	“After purchase option
	2nd Anniversary:		exercise” and are
	July 11, 2009	$15,000	credited against
	3nd Anniversary:		Royalties.
	July 11, 2010	$20,000
(and all subsequent)
After purchase option
	exercised: (every lease	$20,000
year)
St. Elmo	Upon Signing of
(Diamond Jim)	Agreement:
	December 1, 2006	$30,000 (paid)
1st Anniversary:
	December 1, 2007	$30,000 (paid
	(and all subsequent)	first
anniversary)

On 5th Anniversary:
	Option to Purchase	$400,000
St. Elmo	Upon Signing of
(Happy Tracks)	Agreement:
	April 15, 2006	$25,000 (paid)
1st Anniversary:
	April 15, 2007	$30,000 (paid)
2nd Anniversary:
	April 15, 2008	$35,000 (paid)
3nd Anniversary:
	April 15, 2009	$40,000
4nd Anniversary:
	April 15, 2010	$45,000

	On 5th Anniversary:	$1,075,000
Option to Purchase
Stillwater	From first anniversary of	$500/month
	date of execution:	($6,000 paid)
	From second anniversary	$1,000/month
	of date of execution:	(12,000 paid)
	From third anniversary of	$1,500/month	$3,000 paid subsequent
	date of execution:	($27,000 paid)	to June 30, 2008.
From sixth anniversary
	of date of execution:	$2,000/month

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Six months ended June 30, 2008.

(a) Included in accounts payable and accrued liabilities as at June 30, 2008 is $92,071 (December 31, 2007-$80,751) owing to certain directors and officers of the Company for expenses and fees incurred in the normal course of operations, such as travel expenses, consulting fees, etc.

(b) Included in amounts receivable, prepaids and other as at June 30, 2008 is $12,283 (December 31, 2007-$NIL) in expense advances for expenses incurred in the normal course of business to certain directors and officers (the VP Legal affairs and Corporate Secretary, the VP Investor and Corporate Development, the CFO, and the CEO.)

(c) During the period ended June 30, 2008, the Company paid or accrued $50,802 (December 31, 2007 - $66,274), in directors’ fees to four independent directors for their services as directors to the Company.

(d) During the period ended June 30, 2008 the Company paid or accrued $17,835 (December 31, 2007 - $68,439), in legal fees to a firm in which an officer of the Company (the Corporate Secretary of Nevoro Nevada Inc.) is a partner.

(e) Included in amounts receivable as at March 31, 2008 is $35,185 (2007 -$37,721) due from a corporation which has a director in common with the Company, for certain expenditures incurred by the Company on behalf of the corporation. The Company bills and collects these amounts on a periodic basis.

(f) The Company is party to management contracts whereby additional payments of up to $854,367 may need to be made upon the occurrence of certain events. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected in the interim unaudited consolidated financial statements for the period ended June 30, 2008.

The above transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(g) A director of the Company subscribed to 285,000 shares for gross proceeds of $97,486 (CDN$99,750) pursuant to the private placement discussed elsewhere in this MD & A.

RECENT ACCOUNTING PRONOUNCEMENTS

Future Accounting Changes

(a) Capital Disclosures and Financial Instruments - Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments –Presentation. These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(b) General standards of financial statement presentation

In June 2007, the CICA amended Handbook Section 1400, General standards for financial statement presentation. These standards become effective for interim and annual financial statements for the Company’s reporting periods beginning on January 1, 2008.

(c) International financial reporting standards ("IFRS")

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, asset retirement obligations, valuation of stock-based compensation and warrants and future tax liabilities. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock price volatility. The timing for exercise of options is out of the Company’s control and will depend on a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes option-pricing model. However, the future volatility is uncertain and the model has its limitations.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred exploration expenses is based on current market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof. These are more extensively outlined under “Risk Factors”.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. Risk management of cash and cash equivalents, consists of placing cash and cash equivalents only with institutions of high credit worthiness in instruments with low risk.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

Development Stage Company & Exploration Risks

The Company is engaged in the business of exploration and development for precious and base metals in the USA. The properties of the Company have no established reserves. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If the Company is unable to establish resources or once established, to upgrade them to proven and probable reserves in sufficient quantities to justify commercial operations, the Company could be unable to develop mines and its financial condition and results of operations could be adversely affected. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all. Any profitability in the future from the business of the Company will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. Exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time of which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures would be required to establish reserves sufficient to commercially mine mineral deposits on the Company’s properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

Foreign Operations

All of the Company's property interests are located in the U.S.A., and are subject to that jurisdiction's laws and regulations. The Company believes the present attitude of the U.S.A. to foreign investment and mining to be favourable but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

A significant part of the Company’s mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

Government Regulations

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In order for the Company to carry out its mining activities, the Company's exploitation licences must be kept current. There is no guarantee that the Company's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Mining Risks and Insurance

The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator of its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

Where considered practical to do so the Company maintains insurance against risks in the operation of its business and in amounts, which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Acquisition and integration

From time to time the Company examines opportunities to acquire additional mining assets and business. Any acquisition that the Company may complete may be of significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material resource may prove to be below expectation; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisition.

Environmental Protection

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Environmental regulation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not adversely affect the Company’s business, financial condition and results of operation. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the property.

Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Dependence on Key Personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. The Company considers its management team, to be key personnel. In order to attract and retain its key personnel, the Company has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Company's business, and through compensation similar to competitors in the industry and equity participation.

Capital Investment

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Future Exploration

Future exploration can be affected, among other things, by availability of equipment and personnel, availability of financing, weather, permitting, exploration results, review of exploration priorities and targets, and acquisition of new properties. In the past, exploration and drilling have been affected at various intervals by permitting and weather.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in gold and precious and base metals or other natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically. The technical expertise to find and develop, the labour to operate the properties; and the capital for the purpose of funding such properties, is difficult to procure. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could adversely affect the Company’s prospects for mineral exploration and success in the future.

No History of Profitability

The Company is a development stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Market Fluctuation and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the number of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors, which may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Foreign currency translation

The consolidated financial statements of the Company are presented in U.S. dollars, the functional currency. The operations its subsidiaries, Nevoro Nevada Inc. (formerly Goodsprings Development Company), and Aurora are in U.S. dollars. The operations of the parent, Nevoro Inc. are translated into U.S. dollars as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

Change in functional and reporting currency

Effective April 1, 2007, the functional currency of the Company changed from Canadian dollars to U.S. dollars. In general, this change resulted from the increase in the overall proportion of business activities conducted in U.S. dollars, as a result of the acquisition of Goodsprings, as well as the private placements that were denominated in U.S dollars. Concurrent with this change in the functional currency, the Company adopted the U.S dollar as its reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated at the spot rate on that date; income and expense items for those periods were translated at the average rate for each period; and equity transactions were translated at historic rates. The resulting net translation adjustment has been posted to the cumulative other comprehensive income account.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep the Disclosure Committee fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the Disclosure Committee is facilitated by the small size of the Company’s senior management team and regular communication between them.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2008, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

The Company’s Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls over financial reporting. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well designed, robust and clearly understood system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with generally accepted account principles, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected. The relatively small size of the Company makes the identification and authorization process relatively efficient and a process for reviewing internal controls over financial reporting has been developed. To the extent possible given the Company’s small size, the internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing cheques and wire requests and also require two signers on all payments. As of June 30, 2008, the Company’s Chief Executive Officer and Chief Financial Officer conclude that the Company’s system of internal controls is adequate and comparable to those of issuers of a similar size and nature. There have been no changes during the most recent period, being the quarter ended June 30, 2008, in the Company’s internal controls over financial reporting that have affected or would reasonably be expected to affect its financial reporting.

FORWARD-LOOKING STATEMENTS AND FUTURE ORIENTED FINANCIAL INFORMATION

Included in this MD & A, and the documents incorporated herein by reference, are forward-looking statements, including future oriented financial information, with respect to Nevoro Inc. and its subsidiaries (“Nevoro” or the “Company”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variations, including negative variations, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements include, without limitation, those with respect to the future price of metals, changes to mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, changes to the Corporation’s hedging practices, currency fluctuations, requirements for additional capital, changes to government regulation of mining operations, outcomes of title disputes or claims and the timing and possible outcome of pending litigation. Forward-looking statements rely on certain underlying assumptions that if not realized, can result in such forward-looking statements not being achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Corporation to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the inherent risks involved in the exploration and development of mineral properties, uncertainties involved in interpreting drilling results and other geological data, fluctuating mineral prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in the section entitled “Risk Factors”. Although the Corporation has attempted to identify important factors that could cause actual actions, events or cause actions, events or results not to be estimated or intended, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Other than as required by applicable Canadian securities laws, the Corporation does not update or revise any such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.